SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. __ )*




                            LASALLE HOTEL PROPERTIES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    517942108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 29, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:
         [ ] Rule  13d-1(b)
         [X] Rule  13d-1(c)
         [ ] Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 517942108
--------------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only): Michael Steinhardt and Shimon Topor (filing as joint filers pursuant to Rule 13d-1(k))
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each  (5) Sole Voting
      Reporting Person                            Power: Mr. Steinhardt 163,618*
                                             (6) Shared Voting
                                                  Power:              2,228,219*
                                             (7) Sole Dispositive
                                                  Power: Mr. Steinhardt 163,618*
                                             (8) Shared Dispositive
                                                  Power:             2,228,219*
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person: Mr. Steinhardt 2,228,219*
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9): 12.9%*
--------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Messrs. Steinhardt and Topor share the right to direct the voting and investment of partnership interests (the "Units") in LaSalle Hotel Operating Partnership, L.P. (the "Operating Partnership") by virtue of their direct and indirect control of various entities holding the Units. The Operating Partnership is an affiliate to LASALLE HOTEL PROPERTIES (the "Issuer"). Subject to certain limitations, holders of the Units have the right to have each of their Units redeemed by the Operating Partnership at any time beginning on April 29, 1999, for cash or in exchange for Common Shares of Beneficial Ownership (the "Common Shares") of the Issuer. Assuming that all of such Units are redeemed in exchange for Common Shares, Messrs.

Steinhardt and Topor would, no earlier than April 29, 1999, share the right to direct the voting and investment of 1,565,982 Common Shares. Messrs. Steinhardt and Topor share the right to direct the voting and investment, by virtue of their direct and indirect control of MS Asset Management, Inc., ("MSAMI") of a number of Common Share Purchase Rights issued by the Issuer to MSAMI which have been sold and assigned by MSAMI to Messrs. Steinhardt and Topor and certain employees of MSAMI and its affiliates, subject to forfeiture under certain circumstances. If all of those Common Share Purchase Rights were forfeited by their holders, including Messrs. Steinhardt and Topor, assuming full exercise of such rights, Messrs. Steinhardt and Topor would share the right to direct the voting and investment of the 662,237 Common Shares for which such Common Share Purchase Rights were exercised. Mr. Steinhardt owns Common Share Purchase Rights sold and assigned directly to him by MSAMI as to 163,618 Common Shares; Mr. Topor owns Common Share Purchase Rights sold and assigned directly to him by MSAMI as to 163,619 Common Shares. None of the Common Share Purchase Rights are exercisable until April 29, 1999. Assuming all of the Common Share Purchase Rights held by Messrs. Steinhardt and Topor and employees of MSAMI and its affiliates were forfeited to MSAMI, Messrs. Steinhardt and Topor would share the right to direct the voting and investment of the 2,228,219 Common Shares for and into which all of those Common Share Purchase Rights and all of the Units would be converted or redeemed, on a fully converted and redeemed basis. Those 2,228,219 Common Shares would represent 12.9% of the issued and outstanding Common Shares as of the date hereof. The filing of this Schedule 13G by Messrs. Steinhardt and Topor shall not be construed as an admission that either or both of them is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended, the beneficial owner of any of the Common Share Purchase Rights, Units or Common Shares that are covered by this Schedule 13G. Specifically, Messrs. Steinhardt and Topor disclaim the beneficial ownership of
(i) all of the Units, as the Units cannot be converted by the holders thereof within 60 days of the date hereof, (ii) all of the Common Share Purchase Rights that have been assigned by MSAMI to individuals other than Messrs. Steinhardt and Topor, as Messrs. Steinhardt and Topor do not have or share investment or voting power over such Common Share Purchase Rights, and (iii) all of the Common Share Purchase Rights held by entities under the direct or indirect control, or held individually by either Mr. Steinhardt or Mr. Topor, as those Common Share Purchase Rights are not exercisable within 60 days of the date hereof.

                              CUSIP NO. 517942108
--------------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities only): Michael Steinhardt and Shimon Topor (filing as joint filers pursuant to Rule 13d-1(k))
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each     (5) Sole Voting
      Reporting Person                                Power: Mr. Topor  163,619*
                                                (6) Shared Voting
                                                      Power:          2,228,219*
                                                (7) Sole Dispositive
                                                      Power: Mr. Topor  163,619*
                                                (8) Shared Dispositive
                                                      Power:          2,228,219*
--------------------------------------------------------------------------------
(9)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person: Mr.
        Topor   2,228,219*
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9): 12.9%*
--------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Messrs. Steinhardt and Topor share the right to direct the voting and investment of partnership interests (the "Units") in LaSalle Hotel Operating Partnership, L.P. (the "Operating Partnership") by virtue of their direct and indirect control of various entities holding the Units. The Operating Partnership is an affiliate to LASALLE HOTEL PROPERTIES (the "Issuer"). Subject to certain limitations, holders of the Units have the right to have each of their Units redeemed by the Operating Partnership at any time beginning on April 29, 1999, for cash or in exchange for Common Shares of Beneficial Ownership (the "Common Shares") of the Issuer. Assuming that all of such Units are redeemed in exchange for Common Shares, Messrs. Steinhardt and Topor would, no earlier than April 29, 1999, share the right to direct the voting and investment of 1,565,982 Common Shares. Messrs. Steinhardt and Topor share the right to direct the voting and investment, by virtue of their direct and indirect control of MS Asset Management, Inc., ("MSAMI") of a number of Common Share Purchase Rights issued by the Issuer to MSAMI which have been sold and assigned by MSAMI to Messrs. Steinhardt and Topor and certain employees of MSAMI and its affiliates, subject to forfeiture under certain circumstances. If all of those Common Share Purchase Rights were forfeited by their holders, including Messrs. Steinhardt and Topor, assuming full exercise of such rights, Messrs. Steinhardt and Topor would share the right to direct the voting and investment of the 662,237 Common Shares for which such Common Share Purchase Rights were exercised. Mr. Steinhardt owns Common Share Purchase Rights sold and assigned directly to him by MSAMI as to 163,618 Common Shares; Mr. Topor owns Common Share Purchase Rights sold and assigned directly to him by MSAMI as to 163,619 Common Shares. None of the Common Share Purchase Rights are exercisable until April 29, 1999. Assuming all of the Common Share Purchase Rights held by Messrs. Steinhardt and Topor and employees of MSAMI and its affiliates were forfeited to MSAMI, Messrs. Steinhardt and Topor would share the right to direct the voting and investment of the 2,228,219 Common Shares for and into which all of those Common Share Purchase Rights and all of the Units would be converted or redeemed, on a fully converted and redeemed basis. Those 2,228,219 Common Shares would represent 12.9% of the issued and outstanding Common Shares as of the date hereof. The filing of this Schedule 13G by Messrs. Steinhardt and Topor shall not be construed as an admission that either or both of them is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended, the beneficial owner of any of the Common Share Purchase Rights, Units or Common Shares that are covered by this Schedule 13G. Specifically, Messrs. Steinhardt and Topor disclaim the beneficial ownership of (i) all of the Units, as the Units cannot be converted by the holders thereof within 60 days of the date hereof, (ii) all of the Common Share Purchase Rights that have been assigned by MSAMI to individuals other than Messrs. Steinhardt and Topor, as Messrs. Steinhardt and Topor do not have or share investment or voting power over such Common Share Purchase Rights, and (iii) all of the Common Share Purchase Rights held by entities under the direct or indirect control, or held individually by either Mr. Steinhardt or Mr. Topor, as those Common Share Purchase Rights are not exercisable within 60 days of the date hereof.

Item 1(a).  Name Of Issuer:  LASALLE HOTEL PROPERTIES

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Item 1(b).  Address of Issuer's Principal Executive Offices:  220 East 42nd
Street, New York, New York 10017
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Item 2(a).  Name of Person Filing:  Michael Steinhardt and Shimon Topor
--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if None, Residence: 650 Madison Avenue, 17th Floor, New York, New York 10022
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Shares of Beneficial Interest
--------------------------------------------------------------------------------

Item 2(e).  CUSIP No.:  517942108
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Item     3. If This  Statement  Is Filed  Pursuant  to  ss.ss.  240.13d-1(b)  or
         240.13d-2(b) or (c), check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
                 (E);

         (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      If this statement is file pursuant to ss.240.13d-1(c), check this box [X].

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  Mr. Steinhardt 2,228,219*
                  Mr. Topor 2,228,219*

         (b)      Percent of Class:

                  Mr. Steinhardt 12.9*    Mr. Topor 12.9%*

         (c)      Number of Shares as to which such person has:

                  (i)   sole power to vote or to direct the vote
                        Mr. Steinhardt 163,618*, Mr. Topor 163,619*
                        ------------------------------------------

                  (ii)  shared power to vote or to direct the vote
                        2,228,219*
                        ----------

                 (iii) sole power to dispose or to direct the disposition of Mr.
                        Steinhardt  163,618*,  Mr. Topor 163,619*

                  (iv) shared power to dispose or to direct the disposition of 2,228,219*

* Messrs. Steinhardt and Topor share the right to direct the voting and investment of partnership interests (the "Units") in LaSalle Hotel Operating Partnership, L.P. (the "Operating Partnership") by virtue of their direct and indirect control of various entities holding the Units. The Operating Partnership is an affiliate to LASALLE HOTEL PROPERTIES (the "Issuer"). Subject to certain limitations, holders of the Units have the right to have each of their Units redeemed by the Operating Partnership at any time beginning on April 29, 1999, for cash or in exchange for Common Shares of Beneficial Ownership (the "Common Shares") of the Issuer. Assuming that all of such Units are redeemed in exchange for Common Shares, Messrs. Steinhardt and Topor would, no earlier than April 29, 1999, share the right to direct the voting and investment of 1,565,982 Common Shares. Messrs. Steinhardt and Topor share the right to direct the voting and investment, by virtue of their direct and indirect control of MS Asset Management, Inc., ("MSAMI") of a number of Common Share Purchase Rights issued by the Issuer to MSAMI which have been sold and assigned by MSAMI to Messrs. Steinhardt and Topor and certain employees of MSAMI and its affiliates, subject to forfeiture under certain circumstances. If all of those Common Share Purchase Rights were forfeited by their holders, including Messrs. Steinhardt and Topor, assuming full exercise of such rights, Messrs. Steinhardt and Topor would share the right to direct the voting and investment of the 662,237 Common Shares for which such Common Share Purchase Rights were exercised. Mr. Steinhardt owns Common Share Purchase Rights sold and assigned directly to him by MSAMI as to 163,618 Common Shares; Mr. Topor owns Common Share Purchase Rights sold and assigned directly to him by MSAMI as to 163,619 Common Shares. None of the Common Share Purchase Rights are exercisable until April 29, 1999. Assuming all of the Common Share Purchase Rights held by Messrs. Steinhardt and Topor and employees of MSAMI and its affiliates were forfeited to MSAMI, Messrs. Steinhardt and Topor would share the right to direct the voting and investment of the 2,228,219 Common Shares for and into which all of those Common Share Purchase Rights and all of the Units would be converted or redeemed, on a fully converted and redeemed basis. Those 2,228,219 Common Shares would represent 12.9% of the issued and outstanding Common Shares as of the date hereof. The filing of this Schedule 13G by Messrs. Steinhardt and Topor shall not be construed as an admission that either or both of them is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended, the beneficial owner of any of the Common Share Purchase Rights, Units or Common Shares that are covered by this Schedule 13G. Specifically, Messrs. Steinhardt and Topor disclaim the beneficial ownership of (i) all of the Units, as the Units cannot be converted by the holders thereof within 60 days of the date hereof, (ii) all of the Common Share Purchase Rights that have been assigned by MSAMI to individuals other than Messrs. Steinhardt and Topor, as Messrs. Steinhardt and Topor do not have or share investment or voting power over such Common Share Purchase Rights, and (iii) all of the Common Share Purchase Rights held by entities under the direct or indirect control, or held individually by either Mr. Steinhardt or Mr. Topor, as those Common Share Purchase Rights are not exercisable within 60 days of the date hereof.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                                     April 30, 1998
                                                         (Date)


                                                     /s/ Michael Steinhardt
                                                          (Signature)


                                                     /s/ Shimon Topor
                                                          (Signature)



                                                     Michael Steinhardt
                                                         (Name/Title)


                                                      Shimon Topor
                                                     (Name/Title)


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated April 30, 1998

                  The undersigned hereby agree that the Schedule 13G with respect to LASALLE HOTEL PROPERTIES dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                               /s/ Michael Steinhardt
                                                   Michael Steinhardt


                                               /s/ Shimon Topor
                                                   Shimon Topor